

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2022

John Farlinger
Chief Executive Officer
Assure Holdings Corp.
7887 East Belleview Avenue, Suite 500
Greenwood Village, Colorado 80111

>   **Re: Assure Holdings Corp.**
>   **Registration Statement on Form S-3**
>   **Filed August 10, 2022**
>   **File No. 333-266730**

Dear Mr. Farlinger:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Tyler Howes at 202-551-3370 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Life Sciences

cc: Jason K. Brenkert, Esq.